Mail Stop 0510

				March 17, 2005

By U.S. Mail and Facsimile to (617) 535-3800

D. Bryan Jones
Chairman of the Board, President and Chief Executive Officer
Novamerican Steel Inc.
6001 Irwin Street
LaSalle, Quebec, Canada H8N 1A1

	Re:	Novamerican Steel Inc.
      Form F-3 filed February 18, 2005
      File No. 333-122923
        and
      Form 20-F for the Fiscal Year Ended November 27, 2004
      File No. 0-29506

Dear Mr. Jones:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

2. Please update all information in the prospectus to the most recent practicable date and where we ask for revisions to your disclosure in one place in the registration statement, please make similar revisions in all other applicable places in the registration statement and your Form 20-F for the fiscal year ended November 27,
2004.

Prospectus Summary, page 1

3. Disclose the basis for all of your assertions about your competitive position within your industry. If you funded or were otherwise affiliated with any of the studies or reports you cite, please disclose this. Note that if any of this information was prepared by a third party for inclusion in this registration statement, you should file the consent of such party as an exhibit.
Otherwise, please confirm that these sources are widely available to the public. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based on your experience in the industry, if true. This comment is also applicable to any unsupported claims in the Business section of the filing. We may have additional comments after we review your response.

4. Disclosure on pages 1-3 of the prospectus summary is repetitive of information contained on pages 30 -33 of the Business section of the prospectus. Please shorten the prospectus summary. See instruction to
Item 503(a) of Regulation S-K.

5. Please delete Our Competitive Strengths or balance this information with appropriate risk factor disclosure. See Item
503(a)
of Regulation S-K and part IV.C. of Release No. 33-7497.

Risk Factors, page 7

6. Some of the risk factor headings and text do not specify the resulting risk. Please specifically tailor your captions and the text so that they apply to your company in particular. For example, describe the risk to your business in the heading and text of "Translation risk."

7. Please avoid language in risk factors like "material adverse effect" or "adversely effect." Instead, please state what the specific impact will be on your business, financial condition or results of operations.

8. Some of your risk factors use language like "there can be no assurance" or "we cannot assure." Please delete this language;
the
real risk is not your inability to predict or offer assurance, but the condition described.

9. Consider including a risk factor discussion addressing the potential conflict of interest between the company and some of its officers and directors who also are executives and serve on boards of companies in the same industry as you.

Our operations may be impacted by future labor negotiations or work stoppages, page 10

10. You indicate that a contract covering 31 employees expired on November 30, 2004 and is being renegotiated. Update the information about this labor contract. In addition, indicate the expiration dates of the two other contracts mentioned.

The market price for our common shares may be volatile, page 11

11. Please disclose the 52 and 12 week range of your stock price and discuss the reasons for this volatility. Also discuss the volatility in the volume of your trading. We note, for example, that your trading volume on March 9th was 582,200.

Our principal shareholders have the ability to exert significant control. . ., page 12

12. Please disclose that the staggered nature of your board and the board resolution regarding the appointment of additional directors that is part of your proxy statement for the upcoming annual meeting may also have the effect of preventing a change in control of your business.

Capitalization, page 15

13. Page 15 shows 9,786,089 common shares issued and outstanding as of November 27, 2004. On page 4 you state there will be 10,126,089 common shares outstanding. Please explain the increase of 340,000 shares. We assume the increase is a result of the exercise of options for 340,000 shares at an exercise price of $14. If so, tell us when the options for 340,000 common shares were exercised. If the options have not yet been exercised, tell us whether the options will be exercised before the effective date of the registration statement.

14. Please revise the information in the capitalization table as of a date within 60-days of the filing date. See Item 3(B) of Form 20-F.

Selected Consolidated Financial and Operating Data, page 17

15. If practical, the chronological order, right to left, of the data presented should be the same as the primary financial statements.

MD&A, page 19

16. The company states that because it conducts its operations on the basis of just in time short-term orders, backlog is not a meaningful indicator of future performance. However, we note that in connection with its announcement of fourth quarter results, the company stated,
"Despite cautious forecasts from the automotive industry, the Company`s automotive order backlog in the first quarter is up considerably from the same period in 2004." Accordingly, it appears the company should provide the backlog disclosure required by Item 101(c)(viii) of Regulation S-K. Please provide this information as of the most current date practicable.

17. We note the article in Investor`s Business Daily, dated
January
10, 2005, in which Bryan Jones stated that "Novamerican has enough orders in hand to make for a bullish next two quarters." Please provide this disclosure in MD&A.

18. Please explain why inventory is increasing at a greater rate than net sales.

19. Please enhance your management`s discussion and analysis disclosures as follows:
* Quantify your explanations for significant changes in product sales and cost of sales in terms of increases or decreases in prices, volume and foreign currency and include an explanation of the underlying reasons for the changes. For instance, explain the underlying reasons for price increases and whether those increases are viewed as sustainable.
* Quantify your explanations for the changes in sales and cost of sales of your tolling services in terms of increases or decreases in prices, volume and foreign currency.
* Describe any variation in pricing in relation to the variation in the price of steel in global commodity markets.
* Discuss the dollar and percentage impact of your raw material surcharges on product sales.
* Address the impact of any economies of scale due to increasing production and toll processing volume and the impact of operating efficiencies due to new equipment and logistical advantages from your new facility on your profitability.
* Quantify the increases or decreases in operating expenses together with an explanation of the underlying reasons. Please include a discussion of the reasons for the increase in bad debt expense and the allowance for doubtful accounts at November 27, 2004 as compared to the prior year.
* Discuss the operating results of your United States and Canadian segments.

Management`s discussion and analysis should allow the investor to see the company through the eyes of management. Please revise the discussion with this underlying thought in mind. Please Refer to
Item 303 of Regulation S-K.

Liquidity and Capital Resources, page 23

20. Please describe your projected capital expenditures and disclose the amount of these capital expenditures over the next year.
Refer
to Item 303(a) of Regulation S-K.

21. We note that the company`s term loan with an outstanding balance of $43,504,000 at November 27, 2004 is due April 7, 2006 and will require a payment of $39,750,000 at that date. Provide information as to the current plan to pay or refinance the debt. We assume that at this time the company does not anticipate any obstacles toward payment or refinancing and views the process as routine. Please advise us, if otherwise.

Tabular Disclosure of Contractual Obligations, page 25

22. Please revise your table of contractual cash obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please refer to footnote
46 of Release No 33-8380 Interpretation - Commission`s Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations.

Related Party Transactions, page 44

23. Please disclose the fees paid to Stikeman Elliott.

24. Please explain the business or income tax purpose of the series of transactions contemplated at the closing of the proposed offering.
In the series of transactions, you mention 341414 Canada, Inc and 3414124 Canada, Inc. It is unclear whether you intended to refer to the same entity in both cases or whether two different entities are involved. Please advise or revise, as necessary. If the company is paying for services to set up the transactions, please disclose the amount involved.

Principal and Selling Shareholders, page 46

25. Please describe how the selling shareholders acquired the shares they are selling.

26. Please identify the natural person who has the voting or investment power for the securities held by Fidelity Management and
Research Company.

Underwriting, page 48

27. Disclose the criteria that CIBC will use in determining whether to consent to waiving the 90-day lock-up agreement. In addition, disclose the criteria that they will use in determining whether to waive an extension if one of the events that you list occurs.

28. Please revise this section to indicate that the selling shareholders may be underwriters with respect to the shares that they are offering for resale.

29. Please identify any members of the underwriting syndicate that will engage in any electronic offer, sale, or distribution of the shares and describe their procedures to us supplementally, or confirm that the Division`s Office of Chief Counsel has reviewed and approved these procedures. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales, or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

30. Tell us whether you or the underwriters have any arrangements with a third-party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Please also provide us with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

Income Tax Considerations, page 50

31. Please remove the language throughout this section that the discussion is a summary only and is for general information only.
This may imply that investors are not entitled to rely on this information.

32. Please also revise the last paragraph that investors should rely on their tax advisors as to the consequences of the transaction. We would not object if you recommend that investors consult tax advisors with respect to the personal tax consequences of the investment which may vary for investors in different tax situations.

Incorporation of Documents That We File With the SEC, page 56

33. The information should be updated to incorporate by reference the
Form 20-F for the year ended November 27, 2004 filed March 2,
2005.

34. If financial data for the quarter ended February 28, 2005 is available, consideration should be given to the need to include such information in the registration statement. Tell us when the company expects to release information for the quarter ended February 28, 2005.

Financial Statements for the Year Ended November 27, 2004

Consolidated Statements of Operations and Comprehensive Income, page
F-3

35. Please present net sales of products and revenues from tolling services separately in your statements of operations. Please also present separately the cost of product sales and the cost of tolling services. Refer to Rule 5-03(b)(1) and (2) of Regulation S-X. We assume that revenue from the sales of products and revenue from tolling services each exceed 10% of consolidated revenue.

Note 1.  Summary of Significant Accounting Policies

Translation of foreign currencies, page F-7

36. Please disclose what your foreign currency translation policy is for non-monetary assets.

Revenue recognition, page F-8

37. Provide the disclosure about accounting for shipping and handling fees and costs required by EITF 00-10.

38. Please discuss your revenue recognition policy with respect to calculating and billing raw material surcharges. Please disclose your revenue recognition policy for tolling services. Please also disclose if you have provided an allowance for potential bad debts given that some of your customers are paying these surcharges under protest.

39. If deemed material, please disclose when there is a valid transfer of title on products exported to other countries. We note that your revenue recognition policy states title to products generally passes upon delivery. The circumstances in which the general policy is not followed are not clear.

Inventories, page F-8

40. Please disclose when inventory cost is determined using the specific identification method and when inventory cost is determined using the average cost method.

Note 4 - Income Taxes, page F-13

41. Disclose the amount of undistributed earnings of foreign subsidiaries for which deferred income taxes have not been provided.
In addition, please tell us whether the company currently expects the undistributed earnings to be permanently reinvested.

Note 14 -  Related Party Transactions, page F-22

42. Please disclose all of the related party transactions, including those that involve leased facilities with related parties. Please ensure consistent disclosure among related party transactions on page
44 and in your footnote, particularly with respect to how the value of goods and services is determined.

Note 17 - Contingencies, page F-25

43. Please disclose the status of any potential litigation with your customers over the raw material surcharges on your financial position, results of operations and cash flows. Please tell us why you disclosed in your management`s discussion and analysis section that potential litigation with your customers over surcharges could have a material financial effect while in the business section under legal proceedings you disclose that the outcome of proceedings related to the operation of your business would not likely have a material adverse financial effect. Please also ensure that the potential litigation disclosure in the footnotes is consistent with the potential litigation disclosure presented in your business section.

44. Please disclose the status of any potential environmental litigation and if it could have a material adverse effect on your financial position, results of operations and cash flows. Please provide the disclosures required by SFAS 5 and SAB Topic 5:Y. We note the disclosure included on page 9 of your American Steel and Aluminum
Corporation subsidiary.

Note 20 - Financial Information By Geographic Area, page F-27

45. Please provide the enterprise-wide product line and service disclosures required by paragraph 37 of SFAS 131. This disclosure should be consistent with the Products and Services data included in your Business section.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Gus Rodriguez at (202) 824-5524 or in his absence, Nathan Cheney at (202) 942-1804 if you have questions regarding comments on the financial statements and related matters.
Please contact Brigitte Lippmann at (202) 942-0755 or in her absence,
Chris Edwards at (202) 942-2842 or me at (202) 942-1950 with any other questions.

Sincerely,



Pamela A. Long
Assistant Director

cc:	Dennis White
	David A. Cifrino
	McDermott Will & Emery LLP
	28 State Street
	Boston, Massachusetts 02109

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D. Bryan Jones
Novamerican Steel Inc.
March 17, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE